FLAGSTAR FINANCIAL, INC.

100 Duffy Avenue, Suite 310

Hicksville, New York 11801

November 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Flagstar Financial, Inc.

   Registration Statement on Form S-1

   Amendment No. 2, Filed on November 15, 2024

   File No. 333-280398

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Flagstar Financial, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), and declare the Registration Statement effective as of 12:00 p.m., Eastern Time, on November 29, 2024, or as soon thereafter as practicable. In this regard, the Registrant is aware of its obligations under the Securities Act.

The Registrant requests that it be notified of such effectiveness by a telephone call to Edgar J. Lewandowski at (212) 455-7614.

Sincerely,

FLAGSTAR FINANCIAL, INC.

/s/ Bao Nguyen
By: Bao Nguyen
Title: Senior Executive Vice President, General Counsel and Chief of Staff